FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Period: April 1 – April 16, 2002

NET NANNY SOFTWARE INTERNATIONAL INC.
(Registrant's Name)

1111 Melville Street, Suite 910
Vancouver, British Columbia
Canada V6E 3V6

(Address of principal executive offices)

Commission File No.: 0-29856

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

The following documents, which were made public and filed with the British Columbia and Alberta Securities Commissions, the Yukon Registrar and the Canadian Venture Exchange, are furnished herewith and attached hereto:

- Bridge Loan with BIO STV previously announced on March 28, 2002.
- Press Release April 16, 2002 announcing Arrow Electronics to be Exclusive North American Distributor for BioPassword Security Software.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NET NANNY SOFTWARE INTERNATIONAL INC.
(Registrant)

Date: April 19, 2002

By ____________________
Greg Danielson
President & CFO

LOAN AGREEMENT

THIS LOAN AGREEMENT is made effective as of March 15, 2002 (the "Effective Date") by and between Bio STV I, LLC, a Washington limited liability company (the "Lender"), Net Nanny Software International, Inc., a Yukon Territories corporation (the "Company").

1. The Loan.

1.1 The Loan. Lender agrees, on the terms of and subject to the conditions specified in this Agreement, to lend to the Company the sum of not more than One Million Dollars ($1,000,000.00) and not less than Two Hundred Fifty Thousand and No/100 United States Dollars ($250,000.00), at Lender's discretion. Lender's loan shall be evidenced by a promissory note in the form set forth on Exhibit A attached hereto and dated the Effective Date (the "Note"). The loan made in accordance with this Section 1.1 shall be referred to herein as the "Loan."

1.2 The Collateral. As security for repayment of the Loan and performance of all of its obligations hereunder, the Company hereby grants the Lender a security interest in the following (collectively the "Collateral"):

(a) All of the Company's General Intangibles, now existing or hereafter arising or acquired, together with the proceeds therefrom. As used herein, the term "General Intangibles" means all personal property (including things in action) other than goods, accounts, chattel paper, documents, instruments, and money, and includes, but is not limited to, business records, deposit accounts, inventions, intellectual property (including source codes), designs, patents, patent applications, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, goodwill, technology, know how, confidential information, trade secrets, customer lists, supplier lists, copyrights, copyright applications, copyright registrations, licenses, permits, franchises, tax refund claims, and any letters of credit, guarantee claims, security interests, or other security held by the Company. Without limiting the generality of the foregoing, General Intangibles specifically includes the trademark and patent rights set forth on Exhibit B attached hereto, and the licenses set forth on Exhibit C attached hereto.

(b) The Company's 1,000,000 shares of common stock of Musicrypt.com Inc., a Canadian corporation.

The Company agrees to execute and deliver at Closing the Security and Pledge Agreements attached hereto collectively Exhibit D and any UCC-1 Financing Statements or other documents requested by the Lender to evidence or enforce such security interest.

1.3 Use of Proceeds: The Loan proceeds shall be used solely for the payment of certain rent, tax, and wage obligations of the Company and such other corporate purposes as approved in advance by Lender.

1.4 Place and Date of Closing. The closing of the transactions provided for herein (the "Closing") will be held at the offices of the Company on the Effective Date or at such other time and place as the parties shall mutually agree (the "Closing Date").

2. Loan Fee. In lieu of a loan fee, the Company will issue the Lender warrants to acquire 125,000 shares of the Company's common stock per each $100,000 of principal loaned to the Company at $0.16 per share, exercisable within two years of issuance. The warrants shall be issued on the terms and conditions set forth on Exhibit E, with each warrant to be executed by the Company as a condition to each principal advance.

3. Representations and Warranties of the Company. The Company hereby represents and warrants to Lender as follows:

3.1 Organization and Standing. The Company is a corporation duly organized and validly existing under, and by virtue of, the laws of the Yukon Territory, Canada and is in good standing under such laws. The Company is duly qualified or licensed as a corporation in good standing under the laws of each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary. The Company has the requisite corporate power to own and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted.

3.2 Corporate Power. The Company will have at the Closing all requisite legal and corporate power to execute and deliver this Agreement, to issue the Note and to carry out and perform its obligations under the terms of this Agreement and the Note.

3.3 Authorization. The execution, delivery and performance of this Agreement and the Note by the Company has been duly authorized by all requisite corporate action, an constitutes the valid and binding obligations of the Company enforceable against the Compan in accordance with its terms, except as such enforceability may be limited by public policy ar subject to the laws of general application relating to bankruptcy, insolvency, reorganization a the relief of debtors and the rules of law governing specific performance, injunctive relief other equitable remedies.

3.4 No Conflict. The Company's execution, delivery and performance o obligations under this Agreement and the Note do not and will not contravene or conflict any provision of (i) applicable law, rule or regulation (ii) any judgment, decree or applicable or binding upon the Company, (iii) the Articles of Incorporation, Shareh Agreement, or Bylaws of the Company, or (iv) any agreement or instrument binding u Company or upon any assets or property of the Company for which the Company has c the necessary consent or waiver of the other parties to such agreement or instrument.

3.5 Compliance with Laws and Agreements. The Company is in complianc laws, rules, regulations, and orders of all governmental authorities applicable to properties and all indentures, agreements and other instruments binding upon it or its No default has occurred and no event or condition exists which, upon the execution a of, or consummation of any transaction contemplated by, this Agreement or the Note, or upon the funding of the Loan, will constitute an Event of Default.

3.6 Full Disclosure. All factual information heretofore or contemporaneously furnished by the Company to the Lender for purposes of or in connection with this Agreement or any transaction contemplated hereby is true and accurate on the date as of which such information is dated or certified, and the Company has not knowingly omitted any fact necessary to prevent such information from being false or misleading.

3.7 No Regulatory Restrictions. The Company is not (i) an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended, (ii) a "holding company" or a "subsidiary company" of a holding company within the meaning of the Public Utility Holding Company Act of 1935, as amended, or (iii) otherwise subject to any regulatory scheme which restricts its ability to incur debt.

3.8 Litigation and Contingent Obligations. Except as disclosed in writing to Lender, no litigation (including, without limitation, derivative actions), arbitration proceedings, governmental proceedings, regulatory proceedings or investigations in any court, before any arbitrator or any governmental authority are pending or threatened against the Company. In addition, there are no inquiries, formal or informal, which could give rise to such actions, proceedings or investigations. The Company does not have any material contingent liabilities required to be disclosed pursuant to generally accepted accounting principles that are not provided for or disclosed in any financial statements furnished to Lender.

3.9 Authorizations. The Company has obtained all licenses, permits, franchises and other governmental authorizations necessary to the ownership of its properties or to the conduct of its businesses.

3.10 Financial Information. Each financial statement of the Company supplied to Lender truly and completely discloses the Company's financial condition as of the date of the statement, and there has been no material adverse change in the Company's financial condition subsequent to the date of the most recent financial statements supplied to Lender.

3.11 Collateral. Except as contemplated by this Agreement, or as previously disclosed in the Company's financial statements or in writing to Lender, the Company owns and has good title to all of the Company's properties, including the Collateral, free and clear of all security interests, and have not executed any security documents or financing statements relating to such properties.

3.12 Lien Priority. Unless otherwise previously disclosed to Lender, the Company has not entered into or granted any security agreements or permitted the filing or attachment of any security interest or lien on or affecting any of the Collateral described herein directly or indirectly securing repayment of the Company's Loan and Note that will be prior or that may in any way be superior to Lender's security interest and rights in and to such Collateral.

3.13 Commercial Purposes. The Company intends to use the Loan proceeds solely for business or commercial related purposes.

3.14 Survival of Representations and Warranties. The Company understands and agrees that Lender, without independent investigation, is relying upon the above representations and warranties in making the Loan to the Company. The Company further agrees that the foregoing representations and warranties shall be continuing in nature and shall remain in full force and effect until such time as the Company's Loan has been paid in full.

4. Representations and Warranties of the Lender. Lender represents and warrants to the Company as of the Closing Date as follows:

(a) All action on the part of the Lender for the authorization, execution, delivery and performance by the Lender of this Agreement has been taken, and this Agreement constitutes a valid and binding obligation of the Lender, except as such enforceability may be limited by public policy and subject to the laws of general application relating to bankruptcy, insolvency, reorganization and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies.

(b) The Lender is a sophisticated investor with such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of the Note and who is capable of bearing the economic risks of such Note, assuming the completeness and accuracy of the representations and warranties made by the Company.

5. Covenants.

5.1 Affirmative Agreements. Throughout the course of the Loan, and until the same is fully and finally paid:

1. The Company agrees to pay on demand all fees, costs and expenses as a result of the Loan, including Lender's reasonable attorneys' fees and costs incurred in the preparation of the loan documents, up to a maximum of Ten Thousand Dollars ($10,000.00), and all reasonable attorneys fees and other fees, costs and expenses of the Lender in connection with the enforcement of the Lender's rights under the Loan Documents.

2. The Company agree to comply with all terms, conditions and provisions set forth in this Agreement and in all other agreements or instruments executed to, with, or in favor of Lender.

3. The Company agrees to conduct its business affairs in a prudent manner and in compliance with all applicable federal, state and municipal laws, rules and regulations respecting their properties, charters, businesses, and operations.

4. The Company agrees to make, execute and deliver such security agreements and renewals as Lender from time-to-time in its reasonable discretion deems necessary to perfect its interest in the security above described.

5. The Company agrees to maintain their corporate existence and good standing in each jurisdiction wherein such qualification is necessary.

6. The Company agrees to promptly upon learning of the occurrence of any of the following, furnish to the Lender notice of such occurrence and the steps being taken by the Company with respect thereto: (a) the occurrence of any Event of Default, or (b) the institution of, or any adverse determination in, any litigation, arbitration proceeding or governmental proceeding.

5.2 Negative Agreements. Throughout the course of the Loan, and until the same is fully and finally paid, the Company agrees that, without the prior written consent of Lender, they will not:

1. Sell, transfer or otherwise dispose of assets except in the ordinary course of business.

2. Adopt any agreement or resolution for dissolution, or terminate or substantially alter their present business activities or engage or enter into new or different activities unusual to such existing businesses.

3. Cease operations, liquidate, merge, transfer, acquire or consolidate with any other entity, change ownership, change their names, dissolve or transfer or sell collateral out of the ordinary course of business.

4. Incur or permit to exist any debt other than that represented by the Note except for trade debt incurred in the ordinary course of business.

5. Enter into or execute or permit to exist any lien, security interest or encumbrance on any of the assets of the Company except to secure debt incurred in the normal course of business (i.e., liens of carriers, warehousemen, mechanics, laborers and materialmen or incurred in connection with workers compensation or unemployment insurance).

6. Defaults and Remedies.

6.1 Events of Default. The following events shall be considered "Events of Default" with respect to the Note:

(a) The Company fails to pay any installment of principal and interest or any late payment when due under the Note.

(b) The Company shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due, or shall file a voluntary petition for bankruptcy, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, law or regulation, or shall file any answer admitting the material allegations of a petition filed against the Company in any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of the Company, or of all or any substantial part of the properties of the Company, or the Company or its directors or majority shareholders shall take any action looking to the dissolution or liquidation of the Company.

(c) Within ninety (90) days after the commencement of any proceeding against the Company seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such proceeding shall not have been dismissed or, within ninety (90) days after the appointment of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company, such appointment shall not have been vacated.

(d) Upon the sale or transfer of all or any part of the property covered by the Security or Pledge Agreements securing this Note, or any interest therein, without the Lender's prior written consent.

(e) Any representation or warranty made by the Company is false or misleading in any material respect.

(f) The Company sells, transfers, distributes or disposes of all or substantially all of its assets other than in the ordinary course of business or merges or consolidates with another person or entity.

(g) A default occurs in the performance of any other condition or term of the Note, or of the Security or Pledge Agreements which secure the Note.

6.2 Remedies. Upon the occurrence of an Event of Default under Section 6.1 hereof, at the option and upon the declaration of the holder of the Note, (i) the entire unpaid principal and accrued interest on the Note held by such holder shall, without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived, be forthwith due and payable, and the holder may, immediately and without expiration of any period of grace, enforce payment of all amounts due and owing under such Note and exercise any and all other remedies granted to it at law, in equity, or otherwise.

7. Miscellaneous.

7.1 Waivers and Amendments. With the written consent of the record holder of the Note, the Company, the obligations of the Company and the rights of the holder of the Note under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely). Neither this Agreement nor any provisions hereof may be changed, waived, discharged or terminated orally, but only by a signed statement in writing.

7.2 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the state of Washington, without giving effect to principles and provisions thereof relating to conflict or choice of laws irrespective of the fact that any one of the parties is now or may become a resident of a different state or country. Venue for any action under this Agreement shall lie in King County, Washington.

7.3 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. The Company may not assign this Agreement, the Note, or any of its respective rights, interests or obligations hereunder, or thereunder, without the prior written consent of the Lender.

7.4 Costs and Expenses. The Company promises to pay, upon the Lender's demand therefor, all costs and expenses, including attorneys' fees, incurred in the collection and enforcement of this Agreement and the Note, including, without limitation, fees incurred in bankruptcy proceedings.

7.5 Entire Agreement. This Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

7.6 Severability of this Agreement. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

7.7 Titles and Subtitles. The titles of the Sections and Subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

7.8 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Lender, upon any breach or default of the Company under this Agreement or the Note, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Lender of any breach or default under this Agreement, or any waiver by the Lender of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Agreement, or by law or otherwise afforded to the Lender, shall be cumulative and not alternative.

7.9 Notices. Any notices, claims or demands or other communications hereunder shall be in writing and shall be deemed to be duly given if personally given or if sent by telecopier, nationally-recognized overnight courier or by registered or certified mail, return receipt required and postage prepaid, addressed to such party in accordance herewith or as otherwise stated in any notice given in accordance herewith. Any such notice shall be deemed to have been received (a) in the case or personal delivery or delivery by telecopier, on the date of such delivery, (b) in the case of a nationally-recognized overnight courier, on the next business day after the date sent and (c) in the case of mailing, on the third business day following that on which the piece of mail containing such communications is posted.

If to Lender to:	With a copy to:
Bio STV I, LLC Attn: Mark Disalle 14205 S.E. 36th St., Suite 100 Bellevue, Washington 98006	David J. Sprinkle Lasher Holzapfel Sperry & Ebberson, PLLC 601 Union Street, Suite 2600 Seattle, Washington 98101-4000
If to the Company to:	With a copy to:
Net Nanny International Software, Inc. 15831 NE 8th St., Suite 200 Bellevue, Washington 98008 Attention: CFO	Claudia Losie Page Fraser & Associates 1700 – H85 W. Georgia St. Vancouver, B.C. Canada V6E 4E6

7.10 Counterparts. This Agreement may be executed by facsimile and in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the day and year first written above.

LENDER:

Bio STV I, LLC
a Washington limited liability company

By: Seattle Technology Ventures Management, LLC
Its: Managing Member

By:____________________
David LaDow, Its Manager

COMPANY:

Net Nanny Software International, Inc.

By:____________________
Greg Danielson
Its: Chief Financial Officer

Net Nanny Software International, Inc.,
A Yukon Territories corporation
15831 N.E. 8th Street, Suite 200
Bellevue, WA 98008

SECURITY AGREEMENT

THIS SECURITY AGREEMENT (the "Security Agreement") is entered into as of March 15, 2002, by and between Net Nanny Software International, Inc., a Yukon Territories corporation, located at 15831 N.E. 8th Street, Suite 200, Bellevue, WA 98008 (individually "Net Nanny" or "Debtor") and Bio STV I, LLC, a Washington limited liability company, located at 14205 SE 36th St, Suite 100, Bellevue, WA 98006, ("Secured Party").

RECITALS

A. Net Nanny has borrowed funds from Secured Party pursuant to a $1,000,000 Multiple Advances Promissory Note dated as of March 15, 2002 (the "Note"). In connection with the Note, Debtor has entered into a Loan Agreement with Secured Party dated as of March 15, 2002 (the "Loan Agreement").

B. As security for its repayment obligations under the Note, Debtor has agreed to grant Secured Party a security interest in all of its intangible assets and certain stock owned by Net Nanny on the terms set forth in this Security Agreement.

NOW, THEREFORE, to that end and in consideration of the premises, covenants and agreements set forth below, and the mutual benefits to be derived from this Security Agreement, and other good and valuable consideration, the parties hereto agree as follows:

1. <u>SECURITY INTEREST</u>.

1.1 **Collateral.** To secure the "Obligation" (as defined below), Debtor hereby transfer, convey, assign, and grant to Secured Party a security interest in all of the following of Debtor's assets (collectively the "Collateral"):

(a) All of the Debtor's General Intangibles, now existing or hereafter arising or acquired, together with the proceeds therefrom. As used herein, the term "General Intangibles" means all personal property (including things in action) other than goods, accounts, chattel paper, documents, instruments, and money, and includes, but is not limited to, business records, deposit accounts, inventions, intellectual property (including source codes), designs, patents, patent applications, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, goodwill, technology, know how, confidential information, trade secrets, customer lists, supplier lists, copyrights, copyright applications, copyright registrations, licenses, permits, franchises, tax refund claims, and any letters of credit, guarantee claims, security interests, or other security held by the Debtor. Without limiting the generality of the foregoing, General Intangibles specifically includes the trademark and patent rights set forth on Exhibit A attached hereto, and the licenses set forth on Exhibit B attached hereto.

(b) Net Nanny's right, title and interest in and to 1,000,000 shares of common stock of Musicrypt.com Inc., a Canadian corporation, evidenced by Certificate No. ________________, together with the proceeds therefrom.

1.2 **Possession for Perfection.** Secured Party may choose to perfect its security interest by possession in addition to filing a financing statement.

2. OBLIGATION. This security interest is given as security for all indebtedness and obligations owed by Debtor to Secured Party, whether now existing or hereafter incurred, under this Security Agreement or the Note, together with all extensions, modifications, or renewals thereof (hereinafter referred to, collectively, as the "Obligation").

3. PROCEEDS. As used in this Security Agreement, the term "proceeds" means all products of the Collateral and all additions and accessions to, replacements of, insurance or condemnation proceeds of, and documents covering any of the Collateral, all property received wholly or partly in trade or exchange for any of the Collateral, all leases of any of the Collateral, and all rents, revenues, issues, profits, and proceeds arising from the sale, lease, license, encumbrance, collection, or any other temporary or permanent disposition, of any of the Collateral or any interest therein.

4. TITLE. Debtor warrants that, except as previously disclosed in writing to Secured Party, they are the owners of the Collateral free and clear of all liens, claims, and encumbrances of whatever kind or nature. Debtor covenants that so long as any portion of the Obligation remains unpaid, Debtor will not execute or file a financing statement or security agreement covering the Collateral to anyone other than Secured Party, except in the ordinary course of business or as otherwise allowed.

5. CARE OF COLLATERAL. Debtor will keep in effect all licenses, permits and franchises required by law or contract relating to Debtor's businesses, property, or the Collateral; at all times warrant and defend Debtor's ownership and possession of the Collateral keep the Collateral free from all liens, claims, encumbrances and security interests; pay when due all taxes, license fees, and other charges upon the Collateral or upon Debtor's businesses, property or the income therefrom; and not misuse, conceal or in any way use or dispose of the Collateral unlawfully or contrary to the provisions of this Security Agreement or of any insurance coverage. Loss of, damage to, or uncollectability of the Collateral or any part thereof will not release Debtor from any of its obligations hereunder.

In the event that Debtor has registered copyrights, trademarks or patents then the security interest herein shall be recorded with the U.S. Copyright and Patent and Trademark Offices. If the copyright material is still in progress, then Debtor shall register the any work or other copyrightable material as soon as the work is finished.

6. DEFAULT. A default hereunder will occur if any of the following events occur: (1) Debtor fails to pay any portion of the Obligation when due; (2) Debtor fails to perform any undertaking or materially breach any warranty or covenant in this Security Agreement, the Loan Agreement or the Note; (3) any statement, representation or warranty of Debtor under this Security Agreement, the Loan Agreement or the Note is untrue in any material respect when made; (4) Debtor becomes insolvent or unable to pay debts as they mature or make an assignment for the benefit of creditors or any proceeding is

instituted by or against them alleging that they are insolvent or unable to pay its debts as they mature; (5) dissolution of the Debtor; (6) an attachment, garnishment, execution or other process is issued or a lien filed against any property of Debtor, which is not removed within a reasonable period of time; and (7) Debtor transfers an interest in any of the Collateral contrary to the provisions of this Security Agreement without the prior written consent of Secured Party other than in the ordinary course of business. Waiver of any default will not constitute a waiver of any other or subsequent default.

7. REMEDIES. Upon the occurrence of any default hereunder at any time thereafter, all of the Obligation will, at the election of Secured Party and without notice of such election, or demand for payment, become immediately due and payable and Secured Party will have the remedies of a secured party under the Washington Uniform Commercial Code or other applicable law.

7.1 **Marshaling; Payments Set Aside**. Secured Party shall be under no obligation to marshal any assets in favor of Debtor or any other Person or against or in payment of any or all of the Obligations. To the extent that Debtor makes a payment or payments to Secured Party or Secured Party enforces its security interests or exercises its rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state, federal or foreign law, common law or equitable cause, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made. or such enforcement or setoff had not occurred.

7.2 ***Appointment of* Receiver**. Upon the occurrence of a Default, Secured Party shall have the right to appoint any Person to be an agent or any Person to be a receiver, manager or receiver and manager (the "Receiver") of the Collateral and to remove any Receiver so appointed and to appoint another if Secured Party so desires; it being agreed that any Receiver appointed pursuant to the provisions of this Agreement will have all of the powers of Secured Party hereunder, and in addition, will have the power to carry on the business of Debtor. The Receiver will be deemed to be the agent of Debtor for the purpose of establishing liability for the acts or omissions of the Receiver and Secured Party will not be liable for such acts or omissions and, without restricting the generality of the foregoing, Debtor hereby irrevocably authorizes Secured Party to give instructions to the Receiver relating to the performance of its duties as set forth herein.

8. COSTS AND ATTORNEYS' FEES. Debtor promises to pay, upon the Secured Party's demand therefor, all costs and expenses, including attorneys' fees, incurred in the collection and enforcement of this Agreement, including, without limitation, fees incurred in bankruptcy proceedings. If any party hereto shall bring any suit, arbitration or other action against another for relief, declaratory or otherwise, arising out of this Agreement, the prevailing party shall have and recover against the other party, in addition to all court costs, expert witness fees and other disbursements, such sum as the court or arbiter may determine to be a reasonable attorney's fee, and such recovery may include reasonable fees and costs incurred in connection with the matter but prior to the commencement of the action.

9. GENERAL. The waiver by Secured Party of any breach of any provision of this Security Agreement or warranty or representation herein set forth will not be construed as a waiver of any subsequent breach. The failure to exercise any right hereunder by Secured Party will not operate as a waiver of such right. All rights and remedies herein and in the Loan Agreement and Note are cumulative. Debtor may not assign their rights or delegate their duties hereunder without Secured Party's written consent. This Security Agreement may not be altered or amended except by a writing signed by all the parties hereto. This Security Agreement will be governed by and construed and interpreted in accordance

with the laws of the State of Washington without giving effect to principles and provisions thereof relating to conflict or choice of laws, irrespective of the fact that any one of the parties is now or may become a resident of a different state or country. Venue for any action under this Agreement shall lie in King County, Washington. Any provision hereof found to be invalid would not invalidate the remainder. All words used herein will be construed to be of such gender and number as the circumstances require. This Security Agreement binds Debtor, its successors and assigns, and inures to the benefit of Secured Party, its successors and assigns. Debtor hereby voluntarily and irrevocably waive its right to jury trial in any action, proceeding, or counterclaim brought by Debtor or the Secured against the other, and represents that they have had reasonable access to counsel of its choosing in determining to execute this Agreement and all of its terms.

IN WITNESS WHEREOF, the parties have executed this Security Agreement as of the date first written above.

DEBTOR:
Net Nanny Software International, Inc.

By:____________________________
Greg Danielson
Its: Chief Financial Officer

SECURED PARTY:
Bio STV I, LLC

By: Seattle Technology Ventures Management, LLC
Its: Managing Member

By:____________________
David LaDow, Its Manager

If Debtor is entity created by filing, state of organization and state organization number:
_________ (state) _________________________ (number)

EXHIBIT A TO LOAN AGREEMENT
PROMISSORY NOTE

Date of Note: March 15, 2002

($1,000,000.00)

FOR VALUE RECEIVED, Net Nanny Software International, Inc., a Yukon Territories corporation, (hereinafter a "Maker") promises to pay to the order of Bio STV I, LLC, a Washington limited liability company, and its successors and/or assigns (hereinafter "Holder") at 14205 S.E. 36th St., Suite 100, Bellevue, Washington 98006, or such other place as may be designated by the Holder hereof from time to time, the unpaid principal balance of all advances made under this Note to Maker, in a maximum amount not to exceed One Million Dollars ($1,000,000.00) with interest thereon from the date of each advance, on the terms and conditions set forth herein. This Note is given to avoid the execution of an individual note for each advance to a Maker by Holder. The principal and interest balance due hereon shall be evidenced by Holder's records which shall be the sole criteria for computation of principal balances owed by Maker to Holder. The unpaid principal balance shall be the total amount advanced hereunder, less the amount of the principal payments made hereon.

1. **INTEREST RATE**: The rate of interest on the unpaid balance of this Note shall be 24% per annum. All interest will be calculated based on a 360 day year and applied to the actual number of days elapsed.

2. **PAYMENTS**: Maker shall pay monthly payments on each advance in equal monthly installments, based on a twelve month amortization, beginning on the 1st day of the month following each advance and continuing on the first day of each next succeeding calendar month thereafter, until the six month anniversary of the Date of Closing, when the entire indebtedness shall be due and payable in full. Maker shall pay a late penalty equal to five percent (5%) of the amount of any payment which is not received by the Holder within ten (10) days after its due date. Principal and interest shall be paid in lawful money of the United States of America.

3. **ALLOCATION OF PAYMENTS**: All sums paid by Maker shall be applied first to the payment of any costs or expenses due Holder, then to any late charges then due, then to any interest then due, and finally to payment of principal.

4. **PREPAYMENT**: Maker may prepay their obligation under this Note in full (but not in part) on any Monthly Payment Date upon payment of a premium (the "Prepayment Premium") equal to the sum of (a) one percent (1%) of the outstanding principal amount of the loan being repaid and (b) the excess, if any, of (i) the discounted present value of future scheduled Monthly Payment Amounts to be prepaid over (ii) the outstanding principal balance of the Note plus accrued but unpaid interest thereon. The discount rate used in the present value determination described herein shall be the yield, as of the date of determination, of the U.S. Treasury security which most nearly approximates the remaining average life to maturity of the loan, plus one

percent (1%). Maker expressly waives any right to prepay this Note except as provided in this Section 4. Therefore, if the maturity of this Note is accelerated for any reason, including, without limitation, the occurrence of any Event of Default hereunder or under any other document that evidences or secures the repayment of this Note, then any subsequent tender of payment of this Note shall constitute an evasion of the restrictions on prepayment set forth herein and shall be deemed a voluntary prepayment.

5. **EVENTS OF DEFAULT**: The occurrence of one or more of the following events (herein called "Events of Default") shall constitute a default under this Note:

(a) The Maker fails to pay any installment of principal and interest or any late payment when due under this Note;

(b) Maker shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay their debts as they become due, or shall file a voluntary petition for bankruptcy, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, law or regulation, or shall file any answer admitting the material allegations of a petition filed against the Maker any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of the Company, or of all or any substantial part of the properties of the Maker, or the Maker or its respective directors or majority shareholders shall take any action looking to the dissolution or liquidation of the Maker;

(c) Within ninety (90) days after the commencement of any proceeding against the Maker seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such proceeding shall not have been dismissed or, within ninety (90) days after the appointment of any trustee, receiver or liquidator of the Maker or of all or any substantial part of the properties of the Maker, such appointment shall not have been vacated.

(d) Upon the sale or transfer of all or any part of the property covered by the Security or Pledge Agreements securing this Note, or any interest therein, without the Holder's prior written consent.

(e) A default occurs in the performance of any other condition or term of the Loan Agreement between Maker and Holder, or of the Security or Pledge Agreements which secure this Note.

6. **REMEDIES**: If an Event of Default shall occur, then the rate of interest on the entire unpaid balance of this Note shall be increased by six percentage points over the Note rate set forth in Section 1 above ("Default Rate") until the unpaid payment due, together with any other charges due pursuant to the terms and conditions of this Note, are paid in full. In addition, if an Event of Default shall occur, then at the option of the Holder and without prior notice, the entire indebtedness hereby represented shall become immediately due and payable. All past due installments of interest, late charges, default rate interest, attorneys fees, advisor's fees and

expenses incurred by Holder in connection with any default shall be added to the principal balance, and said principal balance shall bear interest at the Default Rate as provided above.

7. **COSTS OF COLLECTION**: If this Note is placed in the hands of any attorney for collection after any Event of Default, whether suit be brought or not, the Maker promises to pay a reasonable sum as an attorney fee, in addition to all costs and expenses incurred by Holder including costs of suit and preparation therefor. Costs and fees covered by this paragraph include, without limitation, attorneys' fees for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals and any anticipated post-judgment collection services, to the extent permitted by applicable law.

8. **SECURITY**: This Note is secured by certain Security and Pledge Agreements of even date herewith (the "Security and Pledge Agreements") which are liens upon the personal property therein described.

9. **WAIVER:** The Maker waives presentment, demand, protest and notice of demand, protest and nonpayment and consent to any and all renewals and extensions of the time of payment hereof, and further agree that at any time the terms of payment hereof may be modified or security released without affecting the liability of either Maker to this Note. The Maker particularly waives the right to demand any marshalling of assets as a condition to or in connection with the bringing of action hereon against the Maker or any other party. Maker signs this Note as a principal and not a surety, and all undertakings of the Maker is joint and several.

10. **APPLICABLE LAW**: This Note shall be governed by, construed and enforced in accordance with the internal laws of the state of Washington, without giving effect to principles and provisions thereof relating to conflict or choice of laws irrespective of the fact that any one of the parties is now or may become a resident of a different state or country. Venue for any action under this Agreement shall lie in King County, Washington.

11. **BUSINESS PURPOSE**: Maker represents and warrants (under the penalties of perjury) that all funds advanced to either Maker evidenced by this Promissory Note will be used primarily and exclusively for business or commercial investment and that no portion of said proceeds will be used for any personal, family household, agricultural or other consumer purposes.

12. **FAILURE TO ENFORCE NOT A WAIVER**: Failure to exercise any right or option of Holder shall not constitute a waiver of the right to exercise such right or option if Maker is in default hereunder. Failure of Holder to require strict compliance with the terms of this Note shall not waive the Holder's right to require strict compliance in the future.

13. **NOTICES**: All payments, notices, demands, requests, consents, approvals and other instruments required or permitted to be given pursuant to the terms of this Note or the Security and Pledge Agreements securing this Note shall be in writing and shall be deemed to have been properly given if sent by registered or certified mail, postage prepaid, return receipt requested, to the address as set forth below; provided that either party may change such party's address upon five (5) days notice to the other. Such notice, demand, request, consent, approval and other instruments shall be deemed to have been served on the third day following the date of mailing.

14. **WAIVER OF JURY TRIAL**: Maker hereby waives, to the fullest extent permitted by applicable law, the right to a trial by jury in any action or proceeding based upon, or related to, the subject matter of this Note. This waiver is knowingly, intentionally, and voluntarily made by Maker, and Maker acknowledges that no person has made any representations of fact to induce this waiver of trial by jury or in any way to modify or nullify its effect. Maker further acknowledges that it has been represented (or have had the opportunity to be represented) in the signing of this Note and in the making of this waiver by independent legal counsel, selected of its own free will, and that they have had the opportunity to discuss this waiver with counsel.

ORAL AGREEMENTS, PROMISES, OR COMMITMENTS TO: (1) LOAN MONEY, (2) EXTEND CREDIT, (3) MODIFY OR AMEND ANY TERMS OF THE LOAN DOCUMENTS, (4) RELEASE ANY GUARANTOR, (5) FORBEAR FROM ENFORCING REPAYMENT OF THE LOAN OR THE EXERCISE OF ANY REMEDY UNDER THE LOAN DOCUMENTS OR (6) MAKE ANY OTHER FINANCIAL ACCOMMODATION PERTAINING TO THE LOAN ARE ALL UNENFORCEABLE UNDER WASHINGTON LAW.

Executed on the date set forth above.

Net Nanny Software International, Inc.

By: ______________________________

Greg Danielson

Its: Chief Financial Officer

Holder's Address:

Bio STV I, LLC
14205 S.E. 36th St., Suite 100
Bellevue, Washington 98006
Attn: Mark Disalle

Maker's Address:

Net Nanny International Software, Inc.
15831 NE 8th St., Suite 200
Bellevue, Washington 98008
Attn: CFO

EXHIBIT B TO LOAN AGREEMENT
NET NANNY SOFTWARE INTERNATIONAL, INC.
and
BIOPASSWORD SECURITY SYSTEMS, INC.

Intellectual Property

OWNER	MARK/PATENT/ COPYRIGHT	REGISTRATION #
	USPTO	
Net Nanny Software International Inc.	NET NANNY (Design plus words, letters and/or numbers)	# 2153282
	PC NANNY (Typed Drawing)	Serial # 75846233
BioPassword Security Systems, Inc.	BIOPASSWORD (Typed Drawing)	#1854043
International Bioaccess Systems Corporation	Method and apparatus for verifying an individual's identity	Patent # 4,805,222
	CIPO	
Net Nanny Software International, Inc.	Net Nanny & Design	TMA472200
	PC NANNY	TMA512824
BioPassword Security Systems, Inc.	BIOPASSWORD	TMA432143
	US COPYRIGHT OFFICE	
International BioMetric Systems, Inc.	BioPassword model 2100 user manual	TXu-461-084
	BioPassword model 2100 superuser manual	TXu-461-726
	BioPassword 2100 hardware installation manual	TXu-463-958
acInternational Biometric Systems, Inc.	Biolan "C" code	TXu-482-176
Biopassword Security	Biopass "C" code	TXu-494-067

Systems, Inc.		

EXHIBIT C TO LOAN AGREEMENT

Integrator/Partner Agreements

Checco
Netegrity
Novell
Authentor
Bioconx

Software Licenses

Musicrypt
TouchCredit
Kaiser Permanente
FunLotto
Symetric Sciences
S&I
Lipid Sciences
Department of Defense (Tzeng)
SPAWAR
Gordon Ross
MDB Capital

Reseller Agreements

JFS
Innovations Network
NorthWind
Macmillan Distribution/Pearson Ltd.
Crystal Solutions
RossCAD
YZA Technologies
ArrowTOP
S&I - Reseller
Wildspace
OptiSec Ltd.
element 5
ABT Advanced Biometric Tech.
Softwair
Arrow Electronics
Mannacom
Digital River

EXHIBIT D TO LOAN AGREEMENT

Net Nanny Software International, Inc.,
A Yukon Territories corporation
15831 N.E. 8th Street, Suite 200
Bellevue, WA 98008

SECURITY AGREEMENT

THIS SECURITY AGREEMENT (the "Security Agreement") is entered into as of March 15, 2002, by and between Net Nanny Software International, Inc., a Yukon Territories corporation, located at 15831 N.E. 8th Street, Suite 200, Bellevue, WA 98008 (individually "Net Nanny" or "Debtor") and Bio STV I, LLC, a Washington limited liability company, located at 14205 SE 36th St, Suite 100, Bellevue, WA 98006, ("Secured Party").

RECITALS

A. Net Nanny has borrowed funds from Secured Party pursuant to a $1,000,000 Multiple Advances Promissory Note dated as of March 15, 2002 (the "Note"). In connection with the Note, Debtor has entered into a Loan Agreement with Secured Party dated as of March 15, 2002 (the "Loan Agreement").

B. As security for its repayment obligations under the Note, Debtor has agreed to grant Secured Party a security interest in all of its intangible assets and certain stock owned by Net Nanny on the terms set forth in this Security Agreement.

NOW, THEREFORE, to that end and in consideration of the premises, covenants and agreements set forth below, and the mutual benefits to be derived from this Security Agreement, and other good and valuable consideration, the parties hereto agree as follows:

1. SECURITY INTEREST.

1.1 **Collateral.** To secure the "Obligation" (as defined below), Debtor hereby transfer, convey, assign, and grant to Secured Party a security interest in all of the following of Debtor's assets (collectively the "Collateral"):

(a) All of the Debtor's General Intangibles, now existing or hereafter arising or acquired, together with the proceeds therefrom. As used herein, the term "General Intangibles" means all personal property (including things in action) other than goods, accounts, chattel paper, documents, instruments, and money, and includes, but is not limited to, business records, deposit accounts, inventions, intellectual property (including source codes), designs, patents, patent applications, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, goodwill, technology, know how, confidential information, trade secrets, customer lists, supplier lists, copyrights, copyright applications, copyright registrations, licenses, permits, franchises, tax refund claims, and any letters of credit, guarantee claims, security interests, or other security held by the Debtor. Without limiting the generality of the foregoing, General Intangibles specifically includes the trademark and patent rights set forth on Exhibit A attached hereto, and the licenses set forth on Exhibit B attached hereto.

(b) Net Nanny's right, title and interest in and to 1,000,000 shares of common stock of Musicrypt.com Inc., a Canadian corporation, evidenced by Certificate No. ________________, together with the proceeds therefrom.

1.2 **Possession for Perfection**. Secured Party may choose to perfect its security interest by possession in addition to filing a financing statement.

2. OBLIGATION. This security interest is given as security for all indebtedness and obligations owed by Debtor to Secured Party, whether now existing or hereafter incurred, under this Security Agreement or the Note, together with all extensions, modifications, or renewals thereof (hereinafter referred to, collectively, as the "Obligation").

3. PROCEEDS. As used in this Security Agreement, the term "proceeds" means all products of the Collateral and all additions and accessions to, replacements of, insurance or condemnation proceeds of, and documents covering any of the Collateral, all property received wholly or partly in trade or exchange for any of the Collateral, all leases of any of the Collateral, and all rents, revenues, issues, profits, and proceeds arising from the sale, lease, license, encumbrance, collection, or any other temporary or permanent disposition, of any of the Collateral or any interest therein.

4. TITLE. Debtor warrants that, except as previously disclosed in writing to Secured Party, they are the owners of the Collateral free and clear of all liens, claims, and encumbrances of whatever kind or nature. Debtor covenants that so long as any portion of the Obligation remains unpaid, Debtor will not execute or file a financing statement or security agreement covering the Collateral to anyone other than Secured Party, except in the ordinary course of business or as otherwise allowed.

5. CARE OF COLLATERAL. Debtor will keep in effect all licenses, permits and franchises required by law or contract relating to Debtor's businesses, property, or the Collateral; at all times warrant and defend Debtor's ownership and possession of the Collateral keep the Collateral free from all liens, claims, encumbrances and security interests; pay when due all taxes, license fees, and other charges upon the Collateral or upon Debtor's businesses, property or the income therefrom; and not misuse, conceal or in any way use or dispose of the Collateral unlawfully or contrary to the provisions of this Security Agreement or of any insurance coverage. Loss of, damage to, or uncollectability of the Collateral or any part thereof will not release Debtor from any of its obligations hereunder.

In the event that Debtor has registered copyrights, trademarks or patents then the security interest herein shall be recorded with the U.S. Copyright and Patent and Trademark Offices. If the copyright material is still in progress, then Debtor shall register the any work or other copyrightable material as soon as the work is finished.

6. DEFAULT. A default hereunder will occur if any of the following events occur: (1) Debtor fails to pay any portion of the Obligation when due; (2) Debtor fails to perform any undertaking or materially breach any warranty or covenant in this Security Agreement, the Loan Agreement or the Note; (3) any statement, representation or warranty of Debtor under this Security Agreement, the Loan Agreement or the Note is untrue in any material respect when made; (4) Debtor becomes insolvent or

unable to pay debts as they mature or make an assignment for the benefit of creditors or any proceeding is instituted by or against them alleging that they are insolvent or unable to pay its debts as they mature; (5) dissolution of the Debtor; (6) an attachment, garnishment, execution or other process is issued or a lien filed against any property of Debtor, which is not removed within a reasonable period of time; and (7) Debtor transfers an interest in any of the Collateral contrary to the provisions of this Security Agreement without the prior written consent of Secured Party other than in the ordinary course of business. Waiver of any default will not constitute a waiver of any other or subsequent default.

7. REMEDIES. Upon the occurrence of any default hereunder at any time thereafter, all of the Obligation will, at the election of Secured Party and without notice of such election, or demand for payment, become immediately due and payable and Secured Party will have the remedies of a secured party under the Washington Uniform Commercial Code or other applicable law.

7.1 **Marshaling; Payments Set Aside**. Secured Party shall be under no obligation to marshal any assets in favor of Debtor or any other Person or against or in payment of any or all of the Obligations. To the extent that Debtor makes a payment or payments to Secured Party or Secured Party enforces its security interests or exercises its rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state, federal or foreign law, common law or equitable cause, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made. or such enforcement or setoff had not occurred.

7.2 **Appointment of Receiver**. Upon the occurrence of a Default, Secured Party shall have the right to appoint any Person to be an agent or any Person to be a receiver, manager or receiver and manager (the "Receiver") of the Collateral and to remove any Receiver so appointed and to appoint another if Secured Party so desires; it being agreed that any Receiver appointed pursuant to the provisions of this Agreement will have all of the powers of Secured Party hereunder, and in addition, will have the power to carry on the business of Debtor. The Receiver will be deemed to be the agent of Debtor for the purpose of establishing liability for the acts or omissions of the Receiver and Secured Party will not be liable for such acts or omissions and, without restricting the generality of the foregoing, Debtor hereby irrevocably authorizes Secured Party to give instructions to the Receiver relating to the performance of its duties as set forth herein.

8. COSTS AND ATTORNEYS' FEES. Debtor promises to pay, upon the Secured Party's demand therefor, all costs and expenses, including attorneys' fees, incurred in the collection and enforcement of this Agreement, including, without limitation, fees incurred in bankruptcy proceedings. If any party hereto shall bring any suit, arbitration or other action against another for relief, declaratory or otherwise, arising out of this Agreement, the prevailing party shall have and recover against the other party, in addition to all court costs, expert witness fees and other disbursements, such sum as the court or arbiter may determine to be a reasonable attorney's fee, and such recovery may include reasonable fees and costs incurred in connection with the matter but prior to the commencement of the action.

9. GENERAL. The waiver by Secured Party of any breach of any provision of this Security Agreement or warranty or representation herein set forth will not be construed as a waiver of any subsequent breach. The failure to exercise any right hereunder by Secured Party will not operate as a waiver of such right. All rights and remedies herein and in the Loan Agreement and Note are cumulative. Debtor may not assign their rights or delegate their duties hereunder without Secured Party's written consent. This Security Agreement may not be altered or amended except by a writing signed by all the

parties hereto. This Security Agreement will be governed by and construed and interpreted in accordance with the laws of the State of Washington without giving effect to principles and provisions thereof relating to conflict or choice of laws, irrespective of the fact that any one of the parties is now or may become a resident of a different state or country. Venue for any action under this Agreement shall lie in King County, Washington. Any provision hereof found to be invalid would not invalidate the remainder. All words used herein will be construed to be of such gender and number as the circumstances require. This Security Agreement binds Debtor, its successors and assigns, and inures to the benefit of Secured Party, its successors and assigns. Debtor hereby voluntarily and irrevocably waive its right to jury trial in any action, proceeding, or counterclaim brought by Debtor or the Secured against the other, and represents that they have had reasonable access to counsel of its choosing in determining to execute this Agreement and all of its terms.

IN WITNESS WHEREOF, the parties have executed this Security Agreement as of the date first written above.

DEBTOR:
Net Nanny Software International, Inc.

By:____________________________
Greg Danielson
Its: Chief Financial Officer

SECURED PARTY:
Bio STV I, LLC

By: Seattle Technology Ventures Management, LLC
Its: Managing Member

By:______________________
David LaDow, Its Manager

If Debtor is entity created by filing, state
of organization and state organization number:
_________ (state) ________________________ (number)

EXHIBIT A TO SECURITY AGREEMENT
NET NANNY SOFTWARE INTERNATIONAL, INC.
and
BIOPASSWORD SECURITY SYSTEMS, INC.

Intellectual Property

OWNER	MARK/PATENT/ COPYRIGHT	REGISTRATION #
	USPTO	
Net Nanny Software International Inc.	NET NANNY (Design plus words, letters and/or numbers)	# 2153282
	PC NANNY (Typed Drawing)	Serial # 75846233
BioPassword Security Systems, Inc.	BIOPASSWORD (Typed Drawing)	#1854043
International Bioaccess Systems Corporation	Method and apparatus for verifying an individual's identity	Patent # 4,805,222
	CIPO	
Net Nanny Software International, Inc.	Net Nanny & Design	TMA472200
	PC NANNY	TMA512824
BioPassword Security Systems, Inc.	BIOPASSWORD	TMA432143
	US COPYRIGHT OFFICE	
International BioMetric Systems, Inc.	BioPassword model 2100 user manual	TXu-461-084
	BioPassword model 2100 superuser manual	TXu-461-726
	BioPassword 2100 hardware installation manual	TXu-463-958
acInternational Biometric Systems, Inc.	Biolan "C" code	TXu-482-176
Biopassword Security	Biopass "C" code	TXu-494-067

Systems, Inc.		

EXHIBIT B TO SECURITY LOAN AGREEMENT

Integrator/Partner Agreements

Checco
Netegrity
Novell
Authentor
Bioconx

Software Licenses

Musicrypt
TouchCredit
Kaiser Permanente
FunLotto
Symetric Sciences
S&I
Lipid Sciences
Department of Defense (Tzeng)
SPAWAR
Gordon Ross
MDB Capital

Reseller Agreements

JFS
Innovations Network
NorthWind
Macmillan Distribution/Pearson Ltd.
Crystal Solutions
RossCAD
YZA Technologies
ArrowTOP
S&I - Reseller
Wildspace
OptiSec Ltd.
element 5
ABT Advanced Biometric Tech.
Softwair
Arrow Electronics
Mannacom
Digital River

EXHIBIT D TO LOAN AGREEMENT
PLEDGE OF STOCK
AND SECURITY AGREEMENT

THIS PLEDGE OF STOCK AND SECURITY AGREEMENT ("Pledge") is effective ______________, 2002, by Net Nanny Software International, Inc., a Yukon Territories corporation, (the "Pledgor") for the benefit of the BIO STV I, LLC, a Washington limited liability company, (the "Lender").

RECITALS

A. Contemporaneously with the execution of this Pledge, the Pledgor is executing and delivering to the Lender a promissory note of even date (the "Note").

B. The Pledgor is the owner of 1,000,000 shares of common stock of Musicrypt.com Inc., a Canadian corporation evidenced by Certificate No. __________________, and common stock of BioPassword Security Systems, Inc., a British Columbia, Canada corporation which represents all of its issued and outstanding common stock and common stock of Net Nanny Software, Inc, a Washington corporation, which represents all of its issued and outstanding common stock (together referred to as the "Company" and the "Pledged Shares").

C. In order to induce the Lender to accept the Promissory Note, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and to assure and secure the payment and performance of the Company's obligations under the Promissory Note, the Pledgor is executing and delivering this Pledge.

The parties agree as follows:

1. *Assignment and Pledge of Collateral.* The Pledgor hereby irrevocably pledges, assigns, conveys, and grants to the Lender a security interest in the Pledged Shares, including, without limitation, (i) the Pledgor's right to profits and distributions from the Company; (ii) all other rights, benefits and privileges of the Pledgor incidental or appurtenant to the Pledgor's stock ownership in the Company; and (iii) any proceeds of the foregoing, including, without limitation, any insurance proceeds and proceeds of any refinancings, and in the event of merger or acquisition of the Company or the transfer of any substantial assets or division(s) of the Company, all securities, instruments, monetary consideration, and other proceeds of any kind and nature whatsoever received in exchange or on account of such Pledged Shares (the Pledged Shares and other rights described herein being referred to herein as the "Collateral").

2. *Representations and Warranties.* The Pledgor represents and warrants to the Lender that:

2.1 The Pledgor has full power and authority to enter into this Pledge;

2.2 This Pledge constitutes the valid and legally binding agreement of the Pledgor and is enforceable in accordance with its terms;

2.3 There is no provision of any existing mortgage, indenture, contract, or agreement binding on the Pledgor or affecting the Pledgor's property which would conflict with or in any way prevent the execution, delivery, or performance of the terms of this Pledge;

2.4 The Pledgor has good and marketable title to the Collateral, free and clear of all liens, charges and encumbrances;

2.5 The Pledgor will not create, incur, assume, or suffer to exist any mortgage, pledge, lien, or other encumbrance of any kind upon, or any security interest in, the Collateral, without the prior written consent of the Lender;

2.6 The Pledgor will not, without prior written consent of the Lender, create, incur, assume, or suffer to exist any provisions in the Bylaws or Articles of Incorporation of the Company or related documents, or take any other actions, which would (a) prohibit or restrict this Pledge or its enforceability, (b) provide that stock in the Company are securities governed by Article 8 of the Uniform Commercial Code, (c) permit interests in the Company to be characterized as "investment company securities" within the meaning of RCW 62A.8-103(2), (d) permit interests in the Company to be dealt or traded on securities exchanges or in securities markets within the meaning of RCW 62A.8-103(3), or (e) permit interests in the Company to be held in a securities account within the meaning of RCW 62A.8-103(3); and

2.7 The Pledgor shall immediately notify the Lender in writing of any event which may materially adversely affect the Collateral, the ability of the Pledgor or the Lender to dispose of the Collateral, or the rights and remedies of the Lender with respect to the Collateral.

3. *Other Documents.* The Pledgor shall execute and deliver to the Lender all assignments, financing statements, endorsements, powers, hypothecations, and other documents required at any time and from time to time by the Lender with respect to the Collateral and, at the Pledgor's expense, shall do all acts and execute and deliver all writings and assurances which the Lender at any time and from time to time requests to protect assure, or enforce the Lender's interests, rights, and remedies created by, provided in, or arising out of this Pledge. The Pledgor shall pay the cost of recording any financing statements executed in connection with this Pledge.

4. *Duty of Care.* The Pledgor shall take all action necessary to preserve the Pledgor's and the Lender's rights in and with respect to the Collateral. So long as any of the obligations under the Promissory Note remain unpaid, the Pledgor shall keep the Collateral free of any other liens, security interests and encumbrances and shall pay all taxes, assessments, and other charges of every nature which may be levied or assessed against the Collateral.

5. *Assignment of Collateral.* The Lender, if it assigns, pledges, or transfers the Note, may assign therewith the Lender's rights in any or all of the Collateral; and any assignee, pledgee, or transferee shall have the rights of the Lender hereunder with respect to the Collateral so assigned,

pledged, or transferred. Upon such assignment or transfer, the Lender shall be relieved from all duties with respect to the Collateral or rights so assigned.

6. *Events of Default.* The occurrence of any one or more of the following events shall constitute an event of default (an "Event of Default") under this Pledge:

6.1 A default under the Note;

6.2 Failure of the Pledgor to perform, observe, or comply with any of the other provisions of this Pledge;

6.3 The filing of any petition for relief under the Bankruptcy Code or any similar Federal or state statute by or against the Pledgor or the Company;

6.4 An application for the appointment of a receiver for, the making of a general assignment for the benefit of creditors by, or the insolvency of the Pledgor or the Company;

6.4 The liquidation or dissolution of either or both of the Pledgors or the Company;

6.5 The material falsity of any representation made to the Lender by Pledgor herein, relating to this Pledge, or the subject matter of either; or

6.6. The determination in good faith by the Lender that the prospect of payment of any of the obligations in the Note is impaired for any reason.

7. *Rights Upon Event of Default.* Upon the occurrence of an Event of Default:

7.1 The Lender may, at its option, declare the unpaid balance of the Note to be immediately due and payable.

7.2 The Lender shall have all of the rights and remedies of a secured party under the Washington Uniform Commercial Code or under other applicable laws. Without limitation thereon, the Lender is authorized and shall have the right to (i) transfer any part or all of the Collateral into the name of the Lender or its nominee; (ii) take control of any of the Collateral (and in the event of written demand by the Lender, Pledgor agrees to put the Lender in possession of the Collateral and all books and records related thereto); (iii) receive any distributions or other proceeds paid with respect to the Collateral; and (iv) sell all or any part or portion of the Collateral which the Lender, in its commercially reasonable discretion, determines.

7.3 In the event of a default, the Lender may require the Company to pay to the Lender all distributions to which the Pledgor would otherwise be entitled, and the Company hereby agrees so to make those payments.

8. *Disposition of Collateral.* Any required written notice of the sale, disposition, or other intended action by the Lender with respect to the Collateral which is sent to the Pledgor at least ten (10) days before the sale, disposition, or action shall constitute commercially reasonable notice to the Pledgor. In connection with any sale or other disposition of Collateral pursuant to this Pledge,

the Lender shall have the right, in the name, place, and stead of the Pledgor, to execute all necessary endorsements, assignments, or other instruments of conveyance or transfer with respect to any part or all of the Collateral. The Pledgor recognizes that the Lender may not be able to effect a public sale of all or part of the Collateral because of certain prohibitions contained in applicable federal and/or state securities laws and, therefore, may be compelled to resort to one or more private sales to a restricted group of offerees and purchasers who fulfill certain suitability standards and who agree, among other things, to acquire the Collateral for their own account, for investment, and not with a view to distribution or resale. The Pledgor hereby consents to any private sale even though the sale may be at a price or prices and upon terms less favorable than if the Collateral were sold at a public sale or sales. Any private sale so made shall be deemed to have been made in a commercially reasonable manner in view of the type of collateral and the restrictions regarding the sale. The Lender shall be under no obligation to delay the sale or any or all of the Collateral in order to permit the Company or the Pledgors, as the case may be, to register any or all of the Collateral for public sale under the Securities Act of 1933, as amended, or under applicable state securities laws. In the event of a sale, the Lender, after deducting all costs and expenses of the sale as provided in Section 11, shall apply the remainder of the proceeds of the sale or sales first to interest on and then to the principal amount of the Note. Any surplus shall be paid to the Pledgor or to other creditors or claimants. The Pledgor shall remain liable to the Lender for any deficiency arising from any such sale or sales.

9. *Appointment of Attorney-in-Fact.* The Pledgor hereby irrevocably appoints the Lender as the Pledgor's attorney-in-fact (which appointment is coupled with an interest), with power of substitution, to do any of the following at any time of or after the occurrence of an Event of Default, in the name of the Lender or in the name of the Pledgor, for the use and benefit of the Lender, but at the cost and expense of the Pledgor and, except as specified, without notice to the Pledgor:

9.1 Exercise all ownership rights with respect to the Collateral and, upon at least ten (10) days' written notice to the Pledgor, sell the Pledgor's interest in the Collateral;

9.2 Notify the Company to make payment of any distributions with respect to the Collateral directly to the Lender and take control of the cash and non-cash proceeds of the Collateral;

9.3 Compromise, extend or renew any of the Collateral or deal with the same as the Lender may deem advisable;

9.4 Release, exchange, make substitutions for, or surrender all or any part of the Collateral;

9.5 Demand, collect, receive for, and give renewals, extensions, discharges, and releases of any of the Collateral;

9.6 Institute and prosecute legal and equitable proceedings to enforce the collection of, or realize upon, any of the Collateral;

9.7 Settle, renew, extend, compromise, compound, exchange, or adjust claims with respect to any of the Collateral or any legal proceedings brought with respect thereto;

9.8 Endorse the name of the Pledgor upon any items of payment relating to the Collateral or upon any proof of claim in bankruptcy against the Company; and

9.9 Execute any appropriate amendments to the operating agreement of the Company in order to protect and preserve the Lender's interest in the Collateral.

10. *Right to Become Shareholder of Company.* If an Event of Default occurs, the Lender or any assignee of the Lender shall have the right, at its sole option and discretion, to become a shareholder of the Company and to exercise all rights of a shareholder in the management or administration of the Company's business and affairs. If an Event of Default occurs, the Lender or any assignee of the Lender may, at its sole option and discretion, elect to hold and enforce the Pledgor's economic interest in the Company without becoming a shareholder. The Lender does not assume and shall not be responsible for any obligations or liabilities of the Pledgor, unless the Lender becomes a substituted shareholder of the Company and assumes those liabilities and obligations in writing. In no event shall the Lender be liable to Pledgor, under any redemption agreement, loan transaction, consulting arrangement, or other undertaking of the Company or its shareholders to the Pledgor, unless the Lender has expressly consented in writing to such agreement, transaction, arrangement or undertaking.

11. *Liquidation Costs.* All costs and expenses, including, without limitation, reasonable attorneys' fees and expenses, incurred by or on behalf of the Lender in connection with the taking, holding, preparing for sale, or other disposition of the Collateral (collectively, the "Liquidation Costs"), shall be paid by the Pledgor to the Lender on demand, to the extent of their personal guarantee. Any proceeds of disposition of the Collateral will be applied by the Lender to the payment of the Liquidation Costs, and the balance of the proceeds (if any) will be applied by the Lender for payment of the remaining liabilities under the Note (whether then due or not), at the time or times and in the order and manner of application as the Lender from time to time in its commercially reasonable discretion determines.

12. *Remedies Cumulative.* Each right, power, and remedy of the Lender provided for in this Pledge or in the Note or now or hereafter existing at law or in equity or by statute or otherwise shall be cumulative and concurrent and shall be in addition to every other right, power, or remedy provided for in this Pledge or in the Note or now or hereafter existing at law or in equity or by statute or otherwise, and the exercise or commencement of the exercise by the Lender of any one or more of those rights, powers, or remedies shall not preclude the simultaneous or later exercise by the Lender of any or all such other rights, powers, or remedies.

13. *No Waiver of Rights by Lender.* The Lender's failure or delay to insist upon the strict performance of any term, condition, covenant, or agreement of this Pledge or the Note, or to exercise any right, power, or remedy consequent upon a breach thereof, shall not constitute a waiver of the term, condition, covenant, or agreement or of any breach, or preclude the Lender from exercising any right, power, or remedy at any later time or times. By accepting payment of any obligation after the due date, the Lender shall not be deemed to have waived the right to require prompt payment when due of all other obligations or to declare a default for failure to pay any other obligations.

14. *Waiver by Pledgors.* Except as specifically provided in this Pledge, the Pledgor hereby waives any demand, notice, protest, and notice of protest, and hereby consents to any indulgence by Lender and any substitution for, exchange of or release of Collateral, and the addition or release of any person obligated with respect to the Note.

15. *Notices.* Any notice, election, demand, offer, consent, approval, request or other communication ("Notice") required or permitted under this Pledge shall be in writing and either delivered personally or by certified mail, postage prepaid, return receipt requested. A Notice may be given by the Lender or the Pledgor or by any attorney-at-law acting on its behalf. If sent by mail, a Notice shall be addressed (a) to the Lender at the address to be specified by the Lender, or (b) to Pledgor at c/o 15831 N.E. 8th Street, Suite 200, Bellevue, WA 98008. A Notice delivered personally shall be effective when delivered. A Notice sent by mail shall be effective two business days after it is placed in the U.S. Mail. Either party, by Notice to the other, may substitute an address and/or addressee for Notices by writing delivered as provided in this paragraph, and thereafter, Notices to that party shall be directed to that substitute address and/or addressee.

16. *Voting Rights if No Default.* Notwithstanding any provision in this Pledge to the contrary, so long as no Event of Default shall have occurred, the Pledgor shall have the right to vote the Collateral and may collect, but not prior to accrual, all distributions of operating income made with respect to the Collateral, and may retain, use and enjoy the same. The Pledgor shall (i) diligently collect all proceeds of the Collateral; (ii) at all times maintain, in accordance with generally accepted accounting principles, consistently applied, accurate and complete records covering the Collateral; and (iii) at all reasonable times and without hindrance or delay, permit the Lender or any person designated by the Lender to enter any place of business of the Pledgor or any other premises where any records relating to the Collateral may be kept and to examine, audit, inspect and make extracts from and photocopies of those records (including without limitation, financial statements of the Company).

17. *Construction.* Neither this Pledge nor any term, condition, covenant, or agreement hereof may be changed, waived, discharged, or terminated orally, except by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge, or termination is sought. This Pledge shall be binding upon the Pledgor and the Pledgor's successors and assigns, and shall inure to the benefit of the Lender and the Lender's successors and assigns. As used herein, the singular number shall include the plural, the plural the singular, and the use of the masculine, feminine, or neuter gender shall include all genders as the context may require; and the term "person" shall include an individual, a corporation, an association, a partnership, a Lender, an organization, a government or political subdivision thereof, and a governmental agency. Unless varied by this Pledge, all terms used herein which are defined by the Washington Uniform Commercial Code shall have the same meanings hereunder as assigned to them by the Washington Uniform Commercial Code. The captions used herein are for convenience of reference only and shall not be deemed to modify or construe this Pledge. The Recitals are and form a part of this Pledge.

18. *Jurisdiction and Venue.* This Pledge shall be governed, construed and interpreted in accordance with the laws of the State of Washington. The parties hereto consent to the jurisdiction and venue in King County, Washington, or the United States District Court for the Western District of Washington at Seattle, as may be appropriate. Pledgor hereby voluntarily and irrevocably waives

its right to jury trial in any action, proceeding, or counterclaim brought by either Pledgor or the Lender against the other, and represents that it has had reasonable access to counsel of its choosing in determining to execute this Pledge and all of its terms.

19. *Release of Pledge.* This Pledge is, and is intended to be, a continuing security agreement and shall remain in full force and effect until the Note is fully paid and satisfied. Upon the termination of the Pledgor's obligations to the Lender and the full payment of the Note, the Lender shall execute, acknowledge, and deliver to the Pledgor appropriate releases of this Pledge and shall return to the Pledgor any certificates representing the Collateral, provided that nothing herein shall be construed to require issuance of such certificates or control over the same by the Lender.

20. *Severability.* If for any reason any provision of this Pledge is deemed by a court of competent jurisdiction to by invalid or unenforceable, the validity of the remainder of this Pledge shall not be affected; and the invalid or unenforceable provision shall be deemed modified to the minimum extent necessary to make the provision valid or enforceable; and, in its modified form, that provision shall then be enforceable and enforced.

21. *Costs and Attorneys' Fees.* Pledgor promises to pay, upon the Lender's demand therefor, all costs and expenses, including attorneys' fees, incurred in the collection and enforcement of this Agreement, including, without limitation, fees incurred in bankruptcy proceedings. If any party hereto shall bring any suit, arbitration or other action against another for relief, declaratory or otherwise, arising out of this Agreement, the prevailing party shall have and recover against the other party, in addition to all court costs, expert witness fees and other disbursements, such sum as the court or arbiter may determine to be a reasonable attorney's fee, and such recovery may include reasonable fees and costs incurred in connection with the matter but prior to the commencement of the action.

IN WITNESS WHEREOF, the Pledgor has executed this Pledge as of the day and date first written above.

NOTICE: ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT, OR FORBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

PLEDGOR:

NET NANNY SOFTWARE INTERNATIONAL, INC., a Yukon Territories corporation

By:________________________________
Greg Danielson
Its: Chief Financial Officer

permitted by the <u>*Securities Act*</u> *(British Columbia) (the "BC Act") and regulations made under the BC Act."*

The Corporation covenants and agrees that all Common Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances. The Corporation further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Corporation will at all times have authorized, and reserved, a sufficient number of Common Shares to provide for the exercise of the rights represented by this Warrant.

THE FOLLOWING ARE THE TERMS AND CONDITIONS REFERRED TO IN THIS WARRANT:

1. If any capital reorganization or reclassification of the capital stock of the Corporation, or the consolidation or merger, or amalgamation of the Corporation with another corporation, or the sale of all or substantially all of the assets to another corporation, shall be effected, then as a condition of such reorganization, reclassification, consolidated, merger, amalgamation or sale, lawful and adequate provision shall be made whereby the Holder hereof shall thereafter have the right to purchase and received upon the basis and upon the terms and conditions specified in this Warrant and in lieu of the Common Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding Common Shares equal to the number of Common Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby had such reorganization, reclassification, consolidation, merger, amalgamation or sale not taken place and in any such case, appropriate provision shall be made with respect to the rights and interests of the Holder of this Warrant to the end that provisions hereof shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Corporation shall not effect any such consolidation, merger, amalgamation or sale, unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Corporation) resulting from such consolidation or merger or amalgamation or the corporation purchasing such assets shall assume by written instrument executed and mailed or delivered to the registered holder hereof at the address of such holder appearing on the books of the Corporation, the obligation to deliver to such holder such shares of stock, securities or assets as, in accordance with the foregoing provision, such holder may be entitled to purchase.

2. In case at any time:

   (i) the Corporation shall pay any dividend payable in stock upon its Common Shares or make any distribution to the holders of its Common Shares;

   (ii) the Corporation shall offer for subscription pro rata to the holders of its Common Shares any additional shares of stock of any class or other rights;

   (iii) there shall be any capital reorganization, or reclassification of the capital stock of the Corporation, or consolidation or merger or amalgamation of the Corporation with, or sale of all or substantially all of its assets to, another corporation; or

   (iv) there shall be a voluntary or involuntary dissolution, liquidation, or winding-up of the Corporation;

   then, and in any one or more of such cases, the Corporation shall give to the holder of this Warrant, at least twenty (20) days' prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such dividend, distribution or subscription rights, or for determining rights to vote with respect to such reorganization, reclassification, consolidation, merger, sale or amalgamation, dissolution, liquidation or winding-up and in the case of any such reorganization, reclassification, consolidation, merger, amalgamation, sale, dissolution, liquidation or winding-up, at least twenty (20) days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause, shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Shares shall be entitled thereto, and such notice in accordance with the foregoing shall also specify the date on which the holders of Common Shares shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, amalgamation, sale, dissolution, liquidation or winding-up as the case may be. Each such written notice shall be given by first class mail, registered postage prepaid, addressed to the Holder of this Warrant at the address of such holder, as shown on the books of the Corporation.

3. As used herein, the term "Common Shares" shall mean and include the Corporation's presently authorized Common Shares and shall also include any capital stock of any class of the Corporation hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation.

4. This Warrant shall not entitle the Holder hereof to any rights as a shareholder of the Corporation, including without limitation, voting rights.

5. The Warrant holders may not convene a meeting to extend the term of the Warrants.

6. This Warrant and all rights hereunder are not transferable without permission from the Canadian Venture Exchange (CDNX). In order to transfer the warrant, the holder must apply in letter form, to the CDNX, Corporate Finance Division, P.O. Box 10333, 609 Granville Street, Vancouver, British Columbia, V7Y 1H1, Canada for permission to transfer the warrant, stating both the reason for the transfer and to whom it is being transferred.

   No Warrant Shares or any interest therein may be transferred unless (a) such transfer is registered under the Securities Act of 1933, as amended (the "Securities Act"), (b) the Company has received an opinion of legal counsel for the Holder reasonably satisfactory to the Company stating that the transfer is exempt from the registration requirements of the Securities Act, or (c) the Company otherwise satisfies itself that such transfer is exempt from registration

   The Company shall register on the books of the Company maintained at its principal office the permitted transfer of this Warrant upon surrender to the Company of this Warrant, with the form of Assignment attached hereto as Annex B duly completed and executed by the Holder. Upon any such registration of transfer, a new Warrant, in substantially the form of this Warrant, evidencing this Warrant so transferred shall be issued, at the Company's expense, to the transferee, and a new Warrant, in substantially the form of this Warrant, evidencing the portion of this Warrant, if any, not so transferred shall be issued, at the Company's expense, to the Holder

7. This Warrant is exchangeable, upon the surrender hereof by the Holder hereof at the office of the Transfer Agent of the Corporation, for new Warrants of like tenor representing in the aggregate the right to subscribe for and purchase the number of shares which may be subscribed for and purchased hereunder, each of such new Warrants to represent the right to subscribe for and purchase such number of Common Shares as shall be designated by such Holder hereof at the time of such surrender.

IN WITNESS WHEREOF **NET NANNY SOFTWARE INTERNATIONAL INC.** has caused this Warrant to be signed by its duly authorized officers under its corporate seal and this Warrant to be executed this ___ day of _____ 2002.